

Via fax (650) 427-5001

July 20, 2010

Paul Maritz
President and Chief Executive Officer
VMWARE, Inc.
3401 Hillview Avenue
Palo Alto, CA 94304

> **Re: VMWARE, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 001-33622**

Dear Mr. Maritz:

We have reviewed the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   We note that the increase in your deferred revenue is largely driven by increases in deferred maintenance revenue for which you are typically paid in advance. We further note that the company enters into multi-year software maintenance contacts, particularly with your enterprise license agreements. Please tell us when you invoice your customers for the multi-year software contracts (i.e. up-front, annually, etc.) and clarify whether the deferred revenue balance represents all

unearned revenue due from your multi-year maintenance arrangements. To the extent that you do not invoice for the entire arrangement up-front, then tell us how you considered disclosing the amount of backlog orders (bookings) resulting from your recurring revenue arrangements pursuant to Item 101(c)(viii) of Regulation S-K. In addition, to the extent that revenues recognized from your multi-year arrangements are expected to have a significant impact on the variability of your results, tell us your consideration to discuss and analyze changes in your backlog and bookings as part of your MD&A disclosures.

Results of Operations

Operating Expenses, page 50

2.   Throughout your discussion of the results of operations, you refer to various factors that have impacted your results without quantifying the impact of each factor. For example, you attribute the increase in sales and marketing expenses to higher salaries and benefits expense and increased spending for the sales and marketing systems infrastructure, which were offset, in part, by reduced travel and entertainment cost and decreased marketing program expenses. Where a material change is attributed to two or more factors, including any offsetting factor, tell us how you considered quantifying each factor that contributed to such change in your MD&A discussion. In addition, tell us your consideration to provide comparative headcount data to assist in explaining the fluctuations in your various operating expenses. We refer you to the guidance of Section III. D of SEC Release 34-26831.

3.   We note from your disclosures on page 53 that certain costs which were previously categorized as cost of service revenues are now being recorded in other operating expense categories in the consolidated statement of income. Tell us the amount of such costs that you reclassified during fiscal 2009 and explain further the reasons for such change.

Liquidity and Capital Resources, page 55

4.   We note that your accounts receivable balance increased from December 31, 2008 to December 31, 2009. We further note from your January 25, 2010 earnings call transcripts that the higher receivable balance at year-end 2009 was driven by strong bookings in the fourth quarter of fiscal 2009. Tell us how you considered providing an analysis of days sales outstanding and a discussion of the reasons for changes in accounts receivable for each period presented. We refer you to Item 303(a)(1) of Regulation S-K.

Paul Maritz
VMWARE, Inc.
July 20, 2010
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide, a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 or the undersigned at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief